UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D
                                Amendment No. 1

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              Connetics Corporation
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                                (Name of Issuer)


                          Common Stock, $.001 Par Value
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                         (Title of Class of Securities)


                                   207854100
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                                 (CUSIP Number)

                Donald F. Parman, SmithKline Beecham Corporation
                   One Franklin Plaza, Philadelphia, PA 19102
                             Telephone 215-751-7633

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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               March 23, 2000
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 1 amends and supplements the Statement of Schedule 13D electronically filed with the January 10, 1997 (the "Initial Statement"). Since reporting person holds less than 5% with this filing, further reporting under
Schedule 13D is no longer required.

The undersigned hereby amends and supplements Items 1 and 5 of the Initial Statement to include the following information (capitalized terms used herein without definition shall have the same meaning as set forth in the Initial Statement).

                                  SCHEDULE 13D

CUSIP NO.
                                                               PAGE 2 OF 4 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GlaxoSmithKline plc
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
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3   SEC USE ONLY


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4   SOURCE OF FUNDS*

         WC
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                    / /

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6   CITIZENSHIP OR PLACE OF ORGANIZATION


         England and Wales
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                7   SOLE VOTING POWER
  NUMBER OF
   SHARES                  1,275,512
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                           1,275,512
              -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,275,512
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.0%
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14   TYPE OF REPORTING PERSON*

         CO


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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                        Page 3 of 4 Pages

Item 1.  Security and Issuer.


Item 2.  Identity and Background.

                  (a) The Initial Statement filed on January 10, 1997 identifies SmithKline Beecham Properties, Ltd. ("SBPROP") as the reporting person and owner of Issuer's shares. In December 2000, GlaxoSmithKline plc ("the Company"), a company organized and existing under the laws of England and Wales, became the ultimate parent of SBPROP through a scheme of arrangement and is identified as the reporting person in this filing. The Company is one of the world's leading research-based pharmaceutical and healthcare companies.

(b) The Company's principal executive office is located at 980 Great West Road, Brentford, Middlesex TW8 9GS, England.

(c) Set forth in Schedule I to this Amendment ("Schedule I") are the names, business address and present principal occupation or employment of each executive officer and director of the Company.

(d) During the last five years, neither the Company nor, to the best knowledge of the Company, any of the other persons with respect to who information is given in response to this Item 2 has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.


Item 4.  Purpose of Transaction.


Item 5.  Interest in Securities of the Issuer.

            (a)  Amount and Percent Beneficially Owned

                           Owner                     No. of Shares     Percent
                           SBPROP                    1,275,512         4.0%


                  (b) Reporting Person has sole power to vote and to dispose of all of the shares of Common Stock identified in subparagraph (a) above.

(c) Subsequent to Initial Filing, SBPROP acquired 1,037,779 shares on 10 April 1998 as part of the deferred consideration for the sale of the 'Ridaura' brand of auranofin in the United States, Canada and Puerto Rico. SBPROP sold 400,000 shares on the open market as follows:

                         Transaction Date   No. of Shares        Price per Share
                           16 Mar 2000       25,000                    $12.0000
                           17 Mar 2000       80,000                     12.5078
                           20 Mar 2000       12,500                     12.0000
                           22 Mar 2000      167,500                      8.4260
                           23 Mar 2000      109,500                      8.9013
                           24 Mar 2000        5,500                      8.8750
                                          --------

                                           400,000

                                                        Page 4 of 4 Pages



Item 6.   Contracts, Arrangements, Understandings or
          Relationship With respect to Securities of the Issuer.


Item 7.   Materials to be Filed as Exhibits.



                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in the Statement is true, correct and complete.

                                                             GLAXOSMITHKLINE PLC



                                          By:  ___/s/__________________________
                                               S.M. Bicknell
                                               Company Secretary

DATED:  June 16, 2003

                                   SCHEDULE I

                                                   Principal
                                                   Occupation
Name                       Business Address        or Employment     Nationality

BOARD OF DIRECTORS

Dr. Jean-Pierre Garnier   One Franklin Plaza       Chief
                          Philadelphia,            Executive Officer French/USA
                          PA, 19102

John D. Coombe            980 Great West Road      Chief Financial   British
                          Brentford, Middlesex     Officer
                          England TW8 9GS

Dr. Michele Barzach       980 Great West Road      Health Strategy   French
                          Brentford, Middlesex     Consultant
                          England TW8 9GS

Sir Christopher Hogg      980 Great West Road      Company Director  British
                          Brentford, Middlesex
                          England TW8 9GS

Sir Peter Job             980 Great West Road      Company Director  British
                          Brentford, Middlesex
                          England TW8 9GS



John McArthur             980 Great West Road      Company Director  Canadian
                          Brentford, Middlesex
                          England TW8 9GS

Donald McHenry            980 Great West Road      Company Director  USA
                          Brentford, Middlesex
                          England TW8 9GS

Sir Ian Prosser           980 Great West Road      Company Director  British
                          Brentford, Middlesex
                          England TW8 9GS

Dr. Ronaldo Schmitz       980 Great West Road      Company Director  German
                          Brentford, Middlesex
                          England TW8 9GS

Dr. Lucy Shapiro          980 Great West Road      Professor         USA
                          Brentford, Middlesex
                          England TW9 9GS


COMPANY SECRETARY

Simon M. Bicknell         980 Great West Road      Company Secretary British
                          Brentford, Middlesex
                          England TW8 9GS


CORPORATE EXECUTIVE TEAM

Jean-Pierre Garnier       One Franklin Plaza       Chief Executive   French/USA
                          Philadelphia, PA         Officer
                          19102

Rupert M. Bondy           980 Great West Road      Senior Vice       British
                          Brentford, Middlesex     President and
                          England TW8 9GS          General Counsel

Ford Calhoun              One Franklin Plaza       Senior Vice       USA
                          Philadelphia, PA         President
                          19102                    Information Technology

John D. Coombe            980 Great West Road      Chief Financial   British
                          Brentford, Middlesex     Officer
                          England TW8 9GS

Daniel J. Phelan          One Franklin Plaza       Senior Vice       USA
                          Philadelphia, PA         President
                          19102                    Human Resources

Marc Dunoyer              6 Sanbancho 4F           President         French
                          Chiyoda-Ku               Pharmaceuticals
                          Tokyo 102, Japan         Japan

Russell Greig             980 Great West Road      President         British/USA
                          Brentford, Middlesex     Pharmaceuticals
                          England  TW8 9GS         International

David Pulman              5 Moore Drive            President         British
                          Research Triangle Park   Global Manufacturing
                          NC  27709                & Supply

David M. Stout            One Franklin Plaza       President         USA
                          Philadelphia, PA         Pharmaceuticals
                          19102                    Operations

Christopher Viehbacher    5 Moore Drive            Presiden          German/
                          Research Triangle Park   U.S.              Canadian
                          NC  27709                Pharmaceuticals

Andrew Witty              980 Great West Road      President         British
                          Brentford, Middlesex     Pharmaceuticals   Europe
                          England TW8 9GS

Dr. Tadataka Yamada       709 Swedeland Road       Chairman          USA
                          King of Prussia, PA      Research &
                          19406                    Development


Jennie Younger            980 Great West Road      Senior Vice       British
                          Brentford, Middlesex     President Corporate
                          England  TW8 9GS         Communications & Community
                                                   Partnerships

Jack Ziegler              One Franklin Plaza       President         USA
                          Philadelphia, PA         Consumer Healthcare
                          19102